                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 25049

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__ )*

                          BLC FINANCIAL SERVICES, INC.
                                (Name of Issuer)

                     Common stock, par value $.01 per share
                         (Title of Class of Securities)

                                  055 490 10 6
                                 (CUSIP Number)

                            Edward I. Tishelman, Esq.
                               Joel I. Frank, Esq.
                              Hartman & Craven LLP
                                 460 Park Avenue
                            New York, New York 10022
                                 (212) 753-7500
  (Name, Address and Telephone Number of Person Authorized to Received Notices
                               and Communications)

                                 August 28, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (section) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /__/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (section) 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 055 490 10 6

1)       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Michael W. Sonnenfeldt

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                    (a)  X
                                        ---
                                    (b)
                                        ---

3)       SEC USE ONLY

4)       SOURCE OF FUNDS
         WC

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         US

         NUMBER OF                 7)       SOLE VOTING POWER
         SHARES                                1,019,000
         BENEFICIALLY              8)       SHARED VOTING POWER
         OWNED BY                              None
         EACH                      9)       SOLE DISPOSITIVE POWER
         REPORTING                             1,019,000
         PERSON WITH               10)      SHARED DISPOSITIVE POWER
                                               None

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,019,000

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5%

14)      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  IN

                                  SCHEDULE 13D
CUSIP No. 055 490 10 6



1)       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  MUUS & COMPANY LLC
                  EIN # 13-4001971

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                    (a)  X
                                        ---
                                    (b)
                                        ---

3)       SEC USE ONLY

4)       SOURCE OF FUNDS
         WC

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

         NUMBER OF         7)       SOLE VOTING POWER
         SHARES                             1,019,000
         BENEFICIALLY      8)       SHARED VOTING POWER
         OWNED BY                           None
         EACH              9)       SOLE DISPOSITIVE POWER
         REPORTING                          1,019,000
         PERSON WITH       10)      SHARED DISPOSITIVE POWER
                                            None

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,019,000

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5%

14)      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  OO

ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of BLC Financial Services, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 645 Madison Avenue, New York, New York 10022.

ITEM 2.  IDENTITY AND BACKGROUND.

          (a)-(c) This statement is being filed on behalf of Michael W. Sonnenfeldt ("Sonnenfeldt") and MUUS & COMPANY LLC, a New York limited liability company controlled by Sonnenfeldt ("MUUS"). Attached hereto as Exhibit 1 is a copy of their agreement in writing to file this statement on behalf of each of them.

          The principal address of Sonnenfeldt and MUUS is c/o Hartman & Craven LLP, 460 Park Avenue, New York, New York 10022.

     The business of MUUS is investment (a) in real estate (i) through the ownership or leasing of real properties, (ii) as a lender, and (iii) as an investor in securities issued by entities engaged in real estate transactions and (b) in securities issued by non-real estate concerns. Mr. Sonnenfeldt is the sole member of MUUS.

     (d)-(e) During the last five years neither Sonnenfeldt nor MUUS has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Sonnenfeldt is a United States citizen. MUUS is organized under the laws of the State of New York.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source of all of the funds used was working capital of MUUS. The amount of funds used by MUUS in making the acquisitions was $1,821,366.00.

ITEM 4.  PURPOSE OF TRANSACTION.

     MUUS purchased the shares of Common Stock for investment and reserves the right to acquire additional shares of Common Stock or dispose of any or all of its shares of Common Stock.

     Except as set forth above, MUUS currently has no plans or proposals which relates to or would result in (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Company; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, bylaws or other actions which may impede the acquisition of control of the Company by any person; (viii) causing the Company's Common Stock to be delisted from The Nasdaq-Amex Market, on which the Common Stock is currently listed, or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date hereof, the aggregate number of the Company's shares of Common Stock beneficially owned by Sonnenfeldt and MUUS is 1,019,000, constituting approximately 5% of the shares of Common Stock outstanding, based upon the 20,292,875 shares of Common Stock reported by the Company to be issued and outstanding.

     (b) MUUS has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 1,019,000 shares of Common Stock. Mr. Sonnenfeldt, by virtue of his ownership of MUUS, has the power to vote and dispose of all such shares.

     (c) Other than as described below, there were no transactions in the Company's Common Stock effected by MUUS during the past sixty days. All of the transactions set forth below were effected in the open market:

      Type of
      Transaction     No. Of Shares     Trade Date      Price Per Share
      -----------     -------------     ----------      ---------------
      Purchase        5,000             7/7/00          $1 15/16

      Purchase        7,500             7/10/00          1 7/8

      Purchase        5,000             7/11/00          1 15/16

      Purchase        2,400             7/14/00          1 15/16

      Purchase        1,900             7/17/00          1 15/16

      Purchase        8,100             7/18/00          1 15/16

      Purchase        7,800             7/19/00          1 15/16

      Purchase        2,200             7/31/00          1 15/16

      Purchase        2,100             8/1/00           1 15/16

      Purchase        1,100             8/2/00           1 15/16

      Purchase        1,000             8/3/00           1 15/16

      Purchase        6,400             8/4/00           1 15/16

      Purchase          100             8/8/00           1 15/16

      Purchase        2,000             8/9/00           1 15/16

      Purchase       10,000             8/10/00          1 15/16

      Purchase        2,300             8/11/00          1 15/16

      Purchase          200             8/14/00          1 15/16

      Purchase        4,000             8/15/00          1 15/16

      Purchase        2,800             8/16/00          1 15/16

      Purchase        9,200             8/17/00          1 15/16

      Purchase       11,000             8/18/00          1 15/16

      Purchase        2,000             8/21/00          1 15/16

      Purchase        4,300             8/22/00          1 15/16

      Purchase       13,600             8/23/00          1 15/16

      Purchase        2,000             8/25/00          1 15/16

      Purchase       25,000             8/28/00          1 7/8

      Purchase       10,900             8/28/00          1 15/16

      Purchase        5,000             8/28/00          1 3/4


            (d)      Not applicable.

            (e)      Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         1.  Joint Filing Agreement.

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 6, 2000                MUUS & COMPANY LLC

                                       By: /s/ Michael W. Sonnenfeldt
                                           --------------------------
                                               Michael W. Sonnenfeldt
                                               Individually and on behalf of the
                                               above-named limited liability
                                               company as sole member